

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

July 1, 2016

<u>Via E-mail</u>
Timothy D. Hart
President
First National Funding LLC
1620 Dodge Street
Stop Code 3271
Omaha, Nebraska 68197

> **Re:** **First National Master Note Trust**
> **First National Funding LLC**
> **Amendment No. 1 to Form SF-3**
> **Filed June 17, 2016**
> **File Nos. 333-209738 and 333-209738-01**

Dear Mr. Hart:

We have reviewed your amended filing and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2016 letter.

<u>Form of Prospectus</u>

<u>Structural Summary</u>

<u>Removal of Assets from the Trust, page 7</u>

1. We note that you have revised the disclosure on page 8 to remove the indenture trustee from the list of transaction parties upon which you are required to accept reassignment of receivables due to one of the listed transaction parties discovering that the receivables did not satisfy eligibility requirements. We also note your disclosure later on page 73 where the indenture trustee is listed as one of the transaction parties upon which you are required to accept reassignment of receivables due to a breach. Please revise to reconcile the conflicting disclosure.

The Trust Portfolio, page 63

2. We note your revisions in response to prior comment 11 regarding accounts acquired by the bank from third-party financial institutions. We also note, however, that you may add additional accounts originated by the bank and that you cannot assure investors that the additional accounts "will be of the same credit quality as the initial accounts."   With respect to such additional accounts originated by the bank, please revise to include a description of or insert bracketed disclosure relating to the underwriting criteria for such additional accounts that may be added to the trust, including a description of any differences from the criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.

New Requirements for SEC Shelf Registration, page 116

3. Please revise the summary description of the investor communication provision to clarify that the provision may also be used by note owners to communicate with other note owners within the same series.

Asset Representations Review – Asset Review, page 120

4. We note your disclosure on page 120 and in Section 3.04(d) of Exhibit 4.8 (Form of Asset Representations Review Agreement) that if any test was performed in connection with a prior Asset Review, the asset representations reviewer will not perform such test again in connection with any additional Asset Review, but will include the determination of such previous determination in the review report for the current Asset Review. To the extent an asset representations review was conducted previously with respect to a Subject Receivable and the related credit card account, we do not object if such receivable or account is not included in any further Asset Review, unless either such receivable or account is the subject of a representation or warranty as of a date after the completion of the prior review, or the asset representations reviewer has reason to believe that a prior Asset Review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise.

5. We note your disclosure on page 121 that the asset representations reviewer has agreed to complete its review of the Subject Receivables by the 120th day following its receipt of the Review Notice, the lists of the Subject Receivables and related credit card accounts and access to the review materials. We note, however, in Section 3.04(b) of the Form of the Asset Representations Review Agreement that the asset representations reviewer will complete its review within 90 calendar days after the Review Commencement Date. Please reconcile the conflicting language.

6. We note your disclosure that upon the completion of the Asset Review, the asset representations reviewer will provide a report to the indenture trustee, the bank, the depositor and the servicer, and the Form 10-D filed by the depositor with respect to the applicable monthly period will include a summary of those findings and conclusions. Please indicate which transaction party will be responsible for preparing the summary of the asset representations reviewer's findings and conclusion that will be included in the Form 10-D.

Dispute Resolution, page 122

7. We note your references to "the 180-day period described above" in this section; however, we could not locate any description of such time period in this section. Please clarify what is meant by the 180-day time period.

Annex I

Review of Pool Asset Disclosure, page A-I-10

8. We note the bracketed disclosure on page A-I-11 regarding the March 13, 2015 testing, which included among other things, an assessment of underwriting exceptions. We also note that the bank received a rating of "very good," which you indicate means with respect to underwriting exceptions that the "[e]xceptions are generally within approved limits and adequately supported in the underwriting process." Please revise to provide more detailed information about the exceptions, including, but not limited to, how those assets deviate from the disclosed underwriting criteria and data on the amount and characteristics of those assets that did not meet the disclosed standards. Refer to Item 1111(a)(8) of Regulation AB.

Annex II

Other Securities Outstanding – Variable Funding Notes, page A-II-1

9. We note your response to prior comment 24 and we reissue. While we note your revisions provide additional information, the disclosure about the variable funding notes remains unclear and more specificity should be provided so that investors have a clear understanding of what variable funding notes are, how variable funding notes work and what their rights are in relation to the holders of the variable funding notes. Please revise throughout the prospectus to provide more detail about the terms of the existing series of variable funding notes, including, for example:

- How you determine whether to increase the maximum aggregate principal amount of a series of variable funding notes, including the conditions to do so, and how you determine the maximum amount;

- What impact increasing the maximum aggregate principal amount of a series of variable funding notes will have on other investors;
- How you determine whether to reduce the outstanding principal amount of a series of variable funding notes, including the amount of such a reduction;
- How and when the available funds are applied to variable funding notes, including what priority of payments these notes receive in relation to the payment waterfall describe on page 10 and depicted on pages 16 to 18;
- How the "floating rate" for outstanding variable funding notes referenced in Annex II are calculated;
- What are the conditions that trigger a pay out event or an event of default for the outstanding variable funding notes, including whether they differ from the pay out events and default events for term notes and, if so, how they are different; and
- When, under what circumstances, at what amounts, and using which funds an outstanding series of variable funding notes would be retired in the future.

10. Additionally, the disclosure about variable funding notes remains unclear as to future issuances of series of variable funding notes. More detail should be provided so that investors have a clear understanding of how new issuances of variable funding notes may affect their rights in relation to future holders of variable funding notes. Please revise throughout the prospectus to provide more detail about the ability to issue new series of variable funding notes, including, for example:

- Under what circumstances a series of variable funding notes would be issued in the future;
- How you will determine the amount of variable funding notes to be issued and the interest rate or index that will be assigned to these future issuances;
- How and when the available funds would be applied to future variable funding notes, including what priority of payments these notes would receive in relation to existing holders of the term notes and the payment waterfall described on page 10 and depicted on pages 16 to 18; and
- When, under what circumstances, at what amounts, and using which funds an outstanding series of variable funding notes would be retired in the future.

11. While we note that you have disclosed the maximum note principal balance available under each outstanding series of variable funding notes, please revise to indicate that you will disclose the outstanding principal balance under each of these series so that investors may understand the actual amount of debt of the issuing entity that is outstanding as well as the proportion of the available maximum principal amount being utilized.

12. Please add a risk factor discussing the risks to investors associated with the variable funding notes, including how any new issuance and increase or decrease in the principal amount of the variable funding notes will impact or affect the holders of the notes offered by this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3731 with any questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Mark A. Ellis, Kutak Rock LLP
        Dianne Pierson, Kutak Rock LLP